     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 1998

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------

                                AMENDMENT NO. 1
                                       to

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            CORPORATE EXPRESS, INC.
                                (Name of Issuer)

                            CORPORATE EXPRESS, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  219888-10-4
                     (CUSIP Number of Class of Securities)

                            RICHARD L. MILLETT, JR.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            CORPORATE EXPRESS, INC.
                              1 ENVIRONMENTAL WAY
                           BROOMFIELD, COLORADO 80021
                                 (303) 664-2000
            (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                   Copies To:

                             JUSTIN P. KLEIN, ESQ.
                            GERALD J. GUARCINI, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103

                                February 6, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE


=======================================================================================================
                 TRANSACTION                                          AMOUNT OF
                  VALUATION*                                          FILING FEE
-------------------------------------------------------------------------------------------------------
                 $402,500,000                                          $80,500
=======================================================================================================


* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 35,000,000 shares of Common Stock at the maximum tender offer price per share of $11.50.





[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount Previously Paid:     $80,500          Filing Party:   Corporate Express, Inc.
Form or Registration No.:   Schedule 13E-4   Date Filed:     February 6, 1998


================================================================================

     The Issuer Tender Offer Statement on Schedule 13E-4 dated February 6, 1998 relating to the offer by Corporate Express, Inc. (the "Company") to purchase up to 35,000,000 shares (or the maximum of any lesser number of shares in excess of 15,000,000 shares as are validly tendered and not withdrawn) of its Common Stock, par value $.0002 per share (such shares, together with the associated purchase rights, the "Shares"), at prices not greater than $11.50 nor less than $10.00 net per Share in cash upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated February 6, 1998 and in the related Letter of Transmittal (together, the "Offer"), is hereby amended as follows:



ITEM 1. SECURITIES AND ISSUER.



     Upon the terms and subject to the conditions set forth in the Offer, the Company is extending the Offer and the Offer, proration period and withdrawal rights will now expire at 5:00 p.m., New York City time, on Friday, April 10, 1998, unless further extended by the Company. In addition, the Company has waived the condition that a minimum of 15,000,000 Shares be tendered. As a result, the Offer is no longer subject to a minimum number of Shares being tendered.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


     (a) (10) Form of Press Release issued by the Company on
              February 27, 1998.



         (11) Form of Letter to Certain of the Company's 401(k) Plan Participants from the Company.



         (12) Form of Letter to Certain of the Company's 401(k) Plan Participants from the Trustee.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.


                                            CORPORATE EXPRESS, INC.

                                            By: /s/ RICHARD L. MILLETT, JR.

                                              ----------------------------------
                                            Name: Richard L. Millett, Jr.
                                            Title: Vice President and General
                                                   Counsel

Dated: March 2, 1998

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                                   DESCRIPTION
  -------                                 -----------
    (a)        (10) -- Form of Press Release issued by the Company on
                       February 27, 1998.
               (11) -- Form of Letter to Certain of the Company's 401(k) Plan
                       Participants from the Company.
               (12) -- Form of Letter to Certain of the Company's 401(k) Plan
                       Participants from the Trustee.

